AB 3/12

15048863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., D.C. 194 SECTION

SEC FILE NUMBER
8- 28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Dr. S.W.
(No. and Street)

Grandville (City) MI (State) 49418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy DuMez 616-538-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma, & Shumaker, P.C.
(Name – *if individual, state last, first, middle name*)

205 East Main Street (Address) Zeeland (City) MI (State) 49464 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy DuMez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy V. DuMez
Signature

COO
Title

Notary Public

DAVID NIENHUIS
Notary Public, State of Michigan
County of Ottawa
My Commission Expires May 28, 2020
Acting in the County of Ottawa

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
and
REPORT ON REVIEW OF EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Kenneth Scholma

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 26, 2015

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying financial statements of Royal Securities Company (a Michigan corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Royal Securities Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Royal Securities Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Royal Securities Company's financial statements. The supplemental information is the responsibility of Royal Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 310,460
Clearing organizations receivable	136,569
Deposits with clearing organizations	100,598
Commissions receivable	48,278
Receivable - related party	30,523
Employee and other receivables	21,936
Securities owned, at fair value	-
Net furniture, equipment, and other improvements	135,715
Prepaid expenses	60,812
Prepaid income taxes	5,200
Total Assets	$ 850,091
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued sales commissions	$ 176,035
Accounts payable	26,024
Accrued expenses	69,545
Deferred income taxes	11,900
Total Liabilities	283,504
Stockholder's Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 9,700 shares issued and outstanding	9,700
Additional paid-in capital	269,176
Retained earnings	287,711
Total Stockholder's Equity	566,587
Total Liabilities and Stockholder's Equity	$ 850,091

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$3,622,648
Net dealer inventory and investment gains	140,838
Other	839,267
Total revenues	4,602,753
EXPENSES	
Broker commissions	2,111,894
Adminstrative salaries	763,232
Payroll related taxes	240,200
401(k) contribution	92,984
Group insurance	122,060
Other employee benefits	7,721
Clearing fees	116,292
Data communications	153,318
Advertising	28,148
Occupancy	300,594
Depreciation and amortization	43,406
Dues and subscriptions	25,551
Maintenance	72,887
Utilities	33,771
Taxes and licenses	22,777
Regulatory fees and assessments	56,522
Legal and professional	31,411
Outside services	140,909
Postage	26,572
Office supplies	41,883
Interest	8,767
Other	158,215
Loss on disposal of furniture, equipment and improvements	976
Total expenses	4,600,090
Income before income taxes	2,663
INCOME TAXES	
Federal income tax expense	(800)
Michigan income tax expense	-
Total income tax (expense) benefit	(800)
NET INCOME	$ 1,863

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, January 1, 2014	9,700	$ 9,700	$ 269,176	$ 285,848	$ 564,724
Net income	-	-	-	1,863	1,863
BALANCES, December 31, 2014	9,700	$ 9,700	$ 269,176	$ 287,711	$ 566,587

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net income		$ 1,863
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 43,406	
Loss on disposal of furniture, equipment and improvements	976	
Deferred income taxes	-	
Change in assets and liabilities:		
(Increase) decrease in clearing organization receivable	(37,493)	
(Increase) decrease in deposits with clearing organizations	(75,598)	
(Increase) decrease in commissions receivable	36,527	
(Increase) decrease in receivable - related party	30,523	
(Increase) decrease in receivables from non-customers	742	
(Increase) decrease in securities inventory	459,051	
(Increase) decrease in other assets	11,688	
Increase (decrease) in accounts payable and accruals	(701,539)	
Total Adjustments		(231,717)
Net Cash Provided (Used) By Operating Activities		(229,854)
INVESTING ACTIVITIES		
Purchase of furniture, equipment and improvements		(32,220)
Net Increase (Decrease) in Cash and Cash Equivalents		(262,074)
Cash and Cash Equivalents, January 1, 2014		572,534
CASH AND CASH EQUIVALENTS, December 31, 2014		$ 310,460

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity – Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc. is a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

The Company operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). Under this exemption, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance. No allowance for doubtful accounts is considered necessary.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Commission Income – Commission income and related clearing expenses are recorded on a trade-date basis and normally settled within 30 days.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2014.

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2014.

The Company's tax returns for the prior three years remain subject to examination by the Internal Revenue Service.

Advertising Costs – The Company incurred and expensed advertising costs of $28,148 for the year ended December 31, 2014.

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2015, the date the financial statements were available to be issued.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2014, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company had net capital of $293,451, which was $193,451 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital was .93 to 1.

NOTE C: **FAIR VALUE MEASUREMENT**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:

- Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 consist of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Equities	$ -	$ -	$ -	$ -

NOTE D: **FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment, and leasehold improvements are as follows at December 31, 2014:

Leasehold improvements	$ 45,235
Office furniture and equipment	273,206
Computer equipment	54,131
Total	372,572
Less accumulated depreciation	(236,857)
Net furniture, equipment and leasehold improvements	$ 135,715

NOTE E: **LEASES**

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of RSC Holdings, Inc. that expires April 2015. Monthly rental rates were $12,500 during the year. Total rent expense under this lease was $150,000 for the year ended December 31, 2014.

The Company rents office space under an operating lease agreement that expires June 2017. Monthly rental rates ranged from $5,405 to $5,542 during the year and are subject to annual increases. The lease contains renewal options for 5 consecutive 12 month periods. Total rent expense under this lease was $70,702 for the year ended December 31, 2014.

The Company rents office space under an operating lease agreement that expires May 2015. Monthly rental rates ranged from $4,150 to $4,275 during the year. Total rent expense under this lease was $50,550 for the year ended December 31, 2014.

The Company rents office space under an operating lease agreement that expires June 2015. Monthly rental rates ranged from $2,400 to $2,500 during the year and are subject to annual increases. The lease contains renewal options for 3 consecutive 12 month periods. Total rent expense under this lease was $29,342 for the year ended December 31, 2014.

Total rent expense under all leases (including short-term rentals) was $300,594 for the year ended December 31, 2014.

Future minimum lease payments under the operating leases are as follows:

Year ended December 31	Amount
2015	$ 152,450
2016	69,013
2017	34,941
Thereafter	-
	$ 256,404

NOTE F: **INCOME TAXES**

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files a Michigan Corporate Income Tax return as a Unitary Member with its parent, the designated member. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

The provision for income taxes consists of the following:

	Federal	Michigan	Total
Current	$ 800	$ -	$ 800
Deferred	-	-	-
	$ 800	$ -	$ 800

Significant components of the Company's deferred tax liabilities (assets) at December 31, 2014 are as follows:

Tax over book depreciation	$ 11,900

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 3% of eligible wages for eligible employees. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $92,984 for the year ended December 31, 2014. Profit sharing contributions are at the discretion of the Company and were $0 for the year ended December 31, 2014.

NOTE H: **STOCK REPURCHASE AGREEMENT**

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE I: **RELATED PARTY TRANSACTIONS**

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note E.

The Company receives management fees from Royal Advisors, LLC, which is wholly owned by RSC Holdings, Inc. Management fees for the year ended December 31, 2014 totaled $820,780. Amounts due from Royal Advisors, LLC totaled $30,523 at December 31, 2014.

NOTE J: CASH FLOW INFORMATION

Cash paid for interest was $8,767 in the year ended December 31, 2014.

Cash paid for federal and state income taxes was $6,659 in the year ended December 31, 2014.

NOTE K: CONCENTRATIONS OF CREDIT RISK

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables.

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Company's uninsured bank balances totaled $57,163.

Receivables were substantially collected subsequent to year-end and are considered subject to minimal risk.

SUPPLEMENTAL SCHEDULE

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Total Stockholder's Equity		$ 566,587
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		566,587
Deductions		
Non-allowable assets		
Non-allowable cash	125	
Rule 12b-1 commissions receivable not payable to sales representatives	18,202	
Receivable - related party	30,523	
Non-customer receivables	21,930	
Furniture, equipment and leasehold improvements	135,715	
Prepaid expenses and other	66,012	
Total deductions		272,507
Net capital before haircuts on securities positions		294,080
Haircuts on securities positions		
Trading and investment securities		
Money market account	629	
State and municipal obligations	-	
Corporate obligations	-	
Undue concentration	-	
Total haircuts on securities positions		629
NET CAPITAL		$ 293,451

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2014

Aggregate indebtedness	
Accrued sales commissions	$ 176,035
Accounts payable	26,024
Accrued expenses	69,545
Total aggregate indebtedness	$ 271,604
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness) (1)	$ 18,107
Minimum dollar net capital required (2)	$ 100,000
Net capital requirement (greater of (1) or (2) above)	$ 100,000
Excess net capital	$ 193,451
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$ 173,451
Ratio of aggregate indebtedness to net capital	.93 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FROM X-17A-5 AS OF DECEMBER 13, 2014

There is no significant difference between net capital as reported above, and the Company's amended unaudited Form X-17a-5 as of December 31, 2014, filed on February 26, 2015.

REPORT ON REVIEW OF EXEMPTION REPORT

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Kenneth Scholma

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

February 26, 2015

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4), in which (1) Royal Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Royal Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(ii)) (the "exemption provisions") and (2) Royal Securities Company stated that Royal Securities Company met the identified exemption provisions throughout the most recent fiscal year without exception. Royal Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Royal Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL
Advisors & Securities

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

We as members of management of Royal Securities Company, are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k(2)(ii))* (the "exemption provisions"). We have performed an evaluation of Royal Securities Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provision. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which Royal Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3:*(k(2)(ii))* (the "exemption provision") and (2) we met the identified exemption provisions for the year ended December 31, 2014 without exception.

Signature: [signature]

Title: President

Signature: Timothy V.H. D. M[signature]

Title: COO

Grandville - Corporate Office

4095 Chicago Drive SW Suite 120 Grandville, MI 49418
616 538 2550 800 421 3518 Fax 616 538 3360

www.royalsecurities.com
Member FINRA, SIPC

ROYAL SECURITIES COMPANY

SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

YEAR ENDED DECEMBER 31, 2014

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Kenneth Scholma

**INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

February 26, 2015

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Royal Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Royal Securities Company's compliance with the applicable instructions of the Form SIPC-7. Royal Securities Company's management is responsible for the Royal Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [checks written as shown in the Company's general ledger activity] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger details supported by RBC Dain annual settlement summary] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2566*********************MIXED AADC 220
028009 FINRA DEC
ROYAL SECURITIES COMPANY
4095 CHICAGO DRIVE S.W.
PO BOX 509
GRANDVILLE MI 49468-0509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Megan Brouwer
616-538-2550

2. A. General Assessment (item 2e from page 2) $ 1,887

B. Less payment made with SIPC-6 filed (exclude interest) (1,080)
7/23/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 807

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 807

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Royal Securities Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25th day of Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

m No.	Eliminate cents
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,781,975
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,898,874
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	83,515
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	42,237
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,352	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	2,352
Total deductions	3,026,978
!. SIPC Net Operating Revenues	$ 754,997
:. General Assessment @ .0025	$ 1,887
	(to page 1, line 2.A.)